UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. )

 ________________________

STURM, RUGER & COMPANY, INC.

(Name of Subject Company (Issuer))

________________________

BERETTA HOLDING S.A.

(Names of Filing Persons (Offerors))

____________________________________

COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)

______________________

864159108

(CUSIP Number of Class of Securities)

________________________

Robert Eckert

Beretta Holding S.A., 9 rue Sainte Zithe

Luxembourg, N4, L-2763

352 691 325 028

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Andrew M. Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

and

Christopher Sheaffer, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a potential tender offer by Beretta Holding S.A. (“Beretta Holding”) for up to 20.05% of the outstanding shares of the common stock, $1 par value per share (the “Shares”), of Sturm, Ruger & Company, Inc., a Delaware corporation (“Ruger”), that Beretta Holding does not already own.

Notice to Investors

The proposed tender offer described above has not yet commenced. This communication is for informational purposes only and does not constitute a recommendation, an offer to purchase, or a solicitation of an offer to sell Shares. If the tender offer is commenced, Beretta Holding will file a tender offer statement and related exhibits with the Securities and Exchange Commission (the “SEC”), and Ruger will file a solicitation/recommendation statement with respect to such tender offer with the SEC.

STOCKHOLDERS OF RUGER ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT (INCLUDING THE RELATED EXHIBITS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, IF THE TENDER OFFER IS COMMENCED, THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED BY BERETTA HOLDING WITH THE SEC WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF RUGER FREE OF CHARGE FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

Forward-Looking Statements

The attached press release and letter may contain certain “forward-looking statements,” many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Beretta Holding. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Forward-looking statements in this document include, without limitation, statements regarding the planned completion of the offer. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; the percentage of Ruger’s stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees and others; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the tender offer documents that would be filed by Beretta Holding if the tender offer is commenced and the Solicitation/Recommendation Statement that would be filed by Ruger. All forward-looking statements in the attached press release and letter are qualified in their entirety by this cautionary statement.

Item 12.	Exhibits

Exhibit No.	Description

(a)(5)(A)	Letter to the Board of Directors dated March 25, 2026

(a)(5)(B)	Press release issued March 25, 2026